                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                ------------------------------------------------
                                (Name of Issuer)

                    Common Stock, 0.005 rubles nominal value
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68370R 10 9
                                   -----------
                                 (CUSIP Number)

                                   Franz Wolf
                                     Suite 2
                                  4 Irish Place
                                    Gibraltar
                                   (350) 41977

                                ----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 15, 2002
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

                                 With a Copy to:

                                  Pavel Kulikov
                                  OOO Alfa-Eco
                                  21 Novy Arbat
                                  119992 Moscow
                               Russian Federation
                                (7-095) 202 8364


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Introductory Statement

     This Amendment Number 3 (the "Amendment") to the Statement on Schedule 13D relates to the common stock (the "Common Stock"), 0.005 rubles nominal value, of Open Joint Stock Company "Vimpel-Communications" ("VimpelCom"), a Russian open joint stock company. The Statement on Schedule 13D as previously filed jointly by Eco Telecom Limited ("Eco Telecom"), Eco Holdings Limited ("Eco Holdings"), CTF Holdings Limited ("CTF Holdings") and Crown Finance Foundation ("Crown Finance", and, together with Eco Telecom, Eco Holdings and CTF Holdings, the "Reporting Persons") on June 11, 2001, as amended and supplemented by Amendment Number 1 to the Statement on Schedule 13D filed on December 18, 2001 and as further amended and supplemented by Amendment Number 2 ("Amendment 2") to the Statement on Schedule 13D filed on February 11, 2002 (as amended, the "Statement"), is hereby amended and supplemented with respect to the items set forth below.

Item 2.        Identity and Background

     Item 2 is hereby amended and supplemented as follows:

     As reported in Amendment 2, Grand Financial Holding S.A. (a Luxembourg company with its principal business address at Boulevard Royal 11, Luxembourg L-2449, its principal business being to function as a holding company), Grand Financial Group Ltd. (a British Virgin Islands company with its principal business address at Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz, Principality of Liechtenstein, its principal business being to function as a holding company), Continental Holding Foundation (a Liechtenstein foundation with its principal business address at Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz, Principality of Liechtenstein, its principal business being investment and the management of the assets and capital of the foundation for the benefit of Gleb Fetisov), and Gleb Fetisov (a Russian citizen and Member of the Russian Federation Council whose business address is Pozharsky per., 11-6, Moscow, Russia, who is the sole beneficiary of Continental Holding Foundation) may be deemed to have acquired, upon entry into the Shareholders' Agreement, shared power to direct the voting and disposition of the Common Stock and 6,426,600 shares of VimpelCom Preferred Stock held for the account of Eco Telecom.

     Item 2 is further amended by replacing the penultimate paragraph of the response to Item 2 contained in Amendment 2 with the following:


     Current information concerning Gleb Fetisov and the identity and background of the directors and officers of Eco Telecom, Eco Holdings, CTF Holdings, and Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. In addition, current information regarding the identity and background of the members of the Supervisory Board of Alfa Group Consortium (as described in the Statement) and the Eco Holdings Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.


     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.     Purpose of Transaction

     Item 4 of the Statement is hereby amended and supplemented by the information set forth in response to Item 6 herein, which is incorporated by reference in response to this Item 4.

Item 5.     Interest in Securities of the Issuer

     (c) Except for the transactions described in this Amendment, to the best of the Reporting Persons' knowledge, there have been no transactions effected with respect to the shares of Common Stock during the past 60 days by any of the persons named in response to Item 2.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Certain Amendments to Transaction Documents

Amendment No. 1 to the VimpelCom-Region Primary Agreement
---------------------------------------------------------

     On November 5, 2001, Eco Telecom completed the purchase of newly-issued shares of the Common Stock for US$103 million. VimpelCom contributed the US$103 million received from Eco Telecom (together with an additional US$15.8 million of its own funds) as equity to Open Joint Stock Company "VimpelCom-Region" ("VimpelCom-Region"). Under the terms of the transaction documents described in the Statement, VimpelCom-Region will raise up to US$337 million (if Telenor East Invest AS ("Telenor") and VimpelCom exercise the options described in the Statement and below). The US$103 million contributed by VimpelCom represented the first tranche of this investment. Approximately US$117 million will be raised directly by VimpelCom-Region through two capital increases to be subscribed by Eco Telecom in November 2002 and November 2003, subject to extension in certain cases, for a total investment of up to US$220 million. Under the transaction documents (prior to the amendments described below), VimpelCom and Telenor had options, either collectively or individually, to invest up to an aggregate of US$117 million directly in VimpelCom-Region simultaneously with Eco Telecom's second and third investment tranches. If VimpelCom and Telenor exercised these options in full, each would have invested US$58.5 million in VimpelCom-Region. If either did not exercise its respective options in full or at all, any unexercised options may have been exercised by the other company.

     On December 3, 2001, as contemplated by the transaction documents described in the Statement, VimpelCom-Region sold to Eco Telecom newly-issued shares of Type-A convertible voting preferred stock of VimpelCom-Region and one share of common stock of VimpelCom-Region for a purchase price of approximately US$40,000, resulting in Eco Telecom owning 25% plus one share of the outstanding
voting capital stock of VimpelCom-Region as of December 3, 2001.   Pursuant to
Amendment No. 1 to the VimpelCom-Region Primary Agreement (as defined below), after the closing of Eco Telecom's second tranche investment in VimpelCom-Region scheduled for November 2002, the preferred stock will be redistributed among Eco Telecom, Telenor and VimpelCom so that each will own the same percentage of the voting capital stock of VimpelCom-Region that it would have owned if (i) its investments in VimpelCom-Region at the second closing had been applied to purchase common stock of VimpelCom-Region at a price per share of US$40,000 and
(ii)

VimpelCom-Region repurchased from Eco Telecom and cancelled all the shares of VimpelCom-Region preferred stock owned by Eco Telecom. After the closing of Eco Telecom's third tranche investment in VimpelCom-Region scheduled for November 2003, the preferred stock will again be redistributed among Eco Telecom, Telenor and VimpelCom so that each will own the same percentage of the voting capital stock of VimpelCom-Region that it would have owned if (i) its investments in VimpelCom-Region at the third closing had been applied to purchase common stock of VimpelCom-Region at a price per share of US$40,000 and (ii) VimpelCom-Region repurchased from Eco Telecom and cancelled such number of shares of preferred stock owned by Eco Telecom to the extent necessary for Eco Telecom to own at least 25% plus 1 share of the issued and outstanding voting capital stock of VimpelCom-Region (subject to certain adjustments in the event that Eco Telecom defaults on its obligations pursuant to the transaction documents).

     On May 15, 2002, VimpelCom, VimpelCom-Region, Eco Telecom and Telenor entered into Amendment No. 1 to the VimpelCom-Region Primary Agreement (defined as the "VIP-R Primary Agreement" in the Statement and referred to hereinafter as the "VimpelCom-Region Primary Agreement"). Amendment No. 1 to the VimpelCom-Region Primary Agreement provides that Telenor's option to invest US$29.5 million in VimpelCom-Region in November 2002 has been combined with its option to invest US$29.5 million in VimpelCom-Region in November 2003. After giving effect to Amendment No. 1 to the VimpelCom-Region Primary Agreement, Telenor now has a single option to invest US$58.5 million in VimpelCom-Region in November 2002 (subject to extension in certain cases). Such option cannot be exercised in part. Amendment No. 1 to the VimpelCom-Region Primary Agreement also requires VimpelCom to exercise its option to purchase newly-issued shares of common stock of VimpelCom-Region in November 2002 (subject to extension in certain cases) for an aggregate purchase price of the ruble equivalent of either
(a) US$58.5 million if Telenor exercises its option to purchase newly-issued shares of VimpelCom-Region for a purchase price of US$58.5 million or (b) US$117 million if Telenor does not exercise its option to purchase newly-issued shares of VimpelCom-Region. Eco Telecom will invest in VimpelCom-Region US$58.5 million in November 2002 and US$58.5 million in November 2003, subject to extension in certain cases, as required under the terms of the VimpelCom-Region Primary Agreement, unless it chooses to accelerate all or a part of the amount it is required to invest in November 2003.

     The description of Amendment No. 1 to the VimpelCom-Region Primary Agreement contained in this Item 6 is qualified in its entirety by reference to the complete text of Amendment No. 1 to the VimpelCom-Region Primary Agreement filed as an Exhibit hereto.

Amendment No. 1 to the VimpelCom-Region Shareholders Agreement
--------------------------------------------------------------

     On May 15, 2002, VimpelCom, VimpelCom-Region, Eco Telecom and Telenor entered into Amendment No. 1 to the VimpelCom-Region Shareholders Agreement (defined in the Statement as the "VIP-R Shareholders Agreement" and hereinafter referred to as the "VimpelCom-Region Shareholders Agreement"). Amendment No. 1 to the VimpelCom-Region Shareholders Agreement provides that if external financing is not obtained by February 2005 in order to meet VimpelCom-Region's five-year funding plan, VimpelCom-Region will give each of its shareholders the right to contribute to its capital on a pro rata basis in an amount necessary to make up the funding shortfall. However, if any shareholder does not exercise its right to make such a contribution, the other shareholders would have the right to contribute on a pro rata basis all or a portion of such shareholder's contribution. As part of Amendment No. 1, the shareholders of VimpelCom-Region also agreed to vote in favor of and take all actions necessary to effect the issuance of shares in connection with any such share issuance.

     In addition, the parties agreed on certain additional terms relating to a proposed business combination of VimpelCom and VimpelCom-Region, including that the review of such a combination may be initiated by any shareholder of VimpelCom-Region that owns at least twenty-five percent (25%) plus one share of VimpelCom-Region's voting shares (with respect to Eco Telecom, so long as it has not failed to pay the purchase price for the shares of VimpelCom-Region at the second or third closings). Such a review must be initiated prior to November 5, 2007 and may be initiated at any time after the third closing of Eco Telecom's investment in VimpelCom-Region, provided that VimpelCom-Region has the same or a greater number of subscribers as VimpelCom's Moscow operations. In the event such a business combination review is initiated, VimpelCom is required to negotiate in good faith with VimpelCom-Region to determine the structure and terms and conditions of the business combination. To consummate any such business combination, VimpelCom is also required to obtain a fairness opinion from an international investment bank selected in accordance with the procedures set forth in the VimpelCom-Region Shareholders Agreement, as amended. If (i) the international investment bank determines that certain parameters are satisfied with respect to the fair market value of the equity of VimpelCom as it relates to the fair market value of the equity of VimpelCom-Region, (ii) the ratio of the number of subscribers of VimpelCom's Moscow operations to the number of subscribers of VimpelCom-Region is between 1:1 and 1:1.2, and (iii) VimpelCom and VimpelCom-Region have negotiated the structure and terms of the business combination, then the parties are required to take the following actions in furtherance of a business combination: (a) subject to relevant fiduciary duties and obtaining shareholder, regulatory and other necessary approvals, VimpelCom and VimpelCom-Region are required to negotiate in good faith and use all commercially reasonable efforts to take all actions necessary to effect the business combination; (b) subject to the foregoing, VimpelCom is required to submit to its shareholders for approval the business combination and issuance of capital stock by it or one of its wholly-owned subsidiaries (or another entity as the parties may determine); and (c) Eco Telecom, Telenor and VimpelCom are required to take all actions within such party's capacity as a shareholder of VimpelCom-Region to approve and effect the business combination.

     Amendment No. 1 to the VimpelCom-Region Shareholders Agreement also provides for VimpelCom-Region to amend and restate its charter to provide that the board of directors of VimpelCom-Region will be disbanded to create a unified management structure under VimpelCom. Issues that would otherwise have been addressed by the Board of Directors of VimpelCom-Region will now be referred to the shareholders of VimpelCom-Region. VimpelCom will vote its shares of VimpelCom-Region in accordance with decisions approved by at least 80% of all of the members of its Board of Directors. In addition, the charter will be amended to provide that the General Director of VimpelCom-Region will be appointed by a simple majority vote of the shareholders of VimpelCom-Region. The amended and restated charter of VimpelCom-Region also reflects changes required to bring the charter into compliance with Federal Law No. 120-FZ dated August 7, 2001, on Amending the Federal Law on Joint Stock Companies.

     The description of Amendment No. 1 to the VimpelCom-Region Shareholders Agreement contained in this Item 6 is qualified in its entirety by reference to the complete text of Amendment No. 1 to the VimpelCom-Region Shareholders Agreement filed as an Exhibit hereto.

Amendment No. 1 to the VimpelCom-Region Registration Rights Agreement
---------------------------------------------------------------------

     On May 15, 2002, VimpelCom, VimpelCom-Region, Eco Telecom and Telenor entered into Amendment No. 1 to the VimpelCom-Region Registration Rights Agreement (defined as the "VimpelCom-R Registration Rights Agreement" in the Statement and hereinafter referred to as the "VimpelCom-Region Registration Rights Agreement"). The principal effect of Amendment No. 1 to the VimpelCom-Region Registration Rights Agreement is to amend the VimpelCom-Region Registration Rights Agreement to take account of the amendment to VimpelCom-Region's charter eliminating VimpelCom-Region's Board of Directors and referring issues that would otherwise have been decided by the Board of Directors of VimpelCom-Region to VimpelCom-Region's shareholders.

     The description of Amendment No. 1 to the VimpelCom-Region Registration Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the complete text of Amendment No. 1 to the VimpelCom-Region Registration Rights Agreement filed as an Exhibit hereto.

Pledge Agreement

     On March 27, 2002, Eco Telecom notified VimpelCom and Telenor of Eco Telecom's intention to pledge a certain number of the shares of Common Stock owned by it for the purpose of obtaining a loan in the amount of US$20 million from Central Asian Capital Corporation N.V. (the "Lender"), as described further below.

     On May 13, 2002, Eco Telecom entered into a Pledge Agreement with the Lender, an entity organized under the laws of the Netherlands Antilles and an affiliate of Kazkommertsbank Open Joint Stock Company, a bank organized under the laws of Kazakhstan, as pledgeholder, and Limited Liability Company IC East Capital, a Russian limited liability company (the "Depositary"), as agent (the "Pledge Agreement"). The description of the Pledge Agreement contained in this
Item 6 is qualified in its entirety by reference to the complete text of the Pledge Agreement filed as an Exhibit hereto. Under the Pledge Agreement, Eco Telecom pledged to the Lender shares of Common Stock (the "Pledged Shares") to secure all monies and obligations owing to the Lender (the "Pledge") under a Loan Agreement between them dated May 13, 2002 (the "Loan Agreement"), pursuant to which the Lender agreed to make a single loan to Eco Telecom in an aggregate principal amount of US$20 million (the "Loan"). The Loan, which Eco Telecom intends to apply for working capital purposes and to satisfy Eco Telecom's general corporate financing requirements, is repayable in full on or before July 14, 2003. Repayment of the Loan is guaranteed by Eco Holdings.

     The collateral securing the Loan will consist of a number of shares of Common Stock with a market value equal to 150% of the outstanding principal amount of the Loan. Generally, the market value of the Pledged Shares will be based on the daily closing price of American Depositary Shares representing the Common Stock. If the market value of the Pledged Shares falls and remains below 135% of the outstanding principal amount of the Loan for a continuous period of three trading days, Eco Telecom will be required to pledge or cause to be pledged a number of additional shares of Common Stock so that the total market value of the Pledged Shares will not be less than 150% of such outstanding principal amount. If the market value of the Pledged Shares exceeds and remains above 165% of the outstanding principal amount of the Loan for a continuous period of three trading days, the Lender will be required to release a portion of the Pledged Shares such that the total market value of the Pledged Shares will be equal to 150% of such outstanding principal amount. The

Pledged Shares will be deposited in a blocked account with the Depositary, which will be responsible for monitoring on a day-to-day basis the market value of the Pledged Shares and notifying Eco Telecom and the Lender of increases or decreases in the collateral value. On May 15, 2002, 925,960 shares of Common Stock owned by Eco Telecom were deposited with the Depositary and blocked in favor of the Lender on Eco Telecom's account.

     Eco Telecom will be entitled to exercise all voting and other rights attaching to the Pledged Shares until the Lender enforces its security under the terms of the Pledge Agreement and becomes the registered holder of the Pledged Shares. Eco Telecom agreed in the Pledge Agreement that it will not, among other things, sell, transfer or otherwise dispose of any of the Pledged Shares during the term of the Pledge. The Pledge will terminate upon the earlier to occur of the full repayment of Eco Telecom's obligations under the Loan Agreement or the written agreement of the parties to the Pledge Agreement.

     Except as set forth in the Statement and in this Amendment, to the best of the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships with respect to the securities of VimpelCom among the persons named in Item 2 or between such persons and any other person.

Item 7.  Material to be Filed as Exhibits

     The Exhibit Index is incorporated herein by reference.

                                  SIGNATURES


     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:          June 5, 2002                  ECO TELECOM LIMITED

                                             By:  /s/ Pavel Kulikov

                                                  ______________________
                                                  Pavel Kulikov
                                                  Attorney in Fact


Date:          June 5, 2002                  ECO HOLDINGS LIMITED

                                             By:  /s/ Pavel Kulikov

                                                  ______________________
                                                  Pavel Kulikov
                                                  Attorney in Fact


Date:          June 5, 2002                  CTF HOLDINGS LIMITED

                                             By:  /s/ Franz Wolf

                                                  ______________________
                                                  Franz Wolf
                                                  Director


Date:          June 5, 2002                  CROWN FINANCE FOUNDATION


                                             By:  /s/ Franz Wolf

                                                  ______________________
                                                  Franz Wolf
                                                  Attorney in Fact

                                    ANNEX A

                 Directors and Officers of Eco Telecom Limited

Name/Title/Citizenship            Principal Occupation              Business Address
----------------------            --------------------              ----------------
Dmitri Ploujnikov, Director       Senior Consultant to Crown        Suite 3, 4 Irish Place, Gibraltar
(Russia)                          Resources AG and Director of
                                  Crown Commodities

Serge Barychkov, Director         Manager, Gibraltar Branch,        Suite 3, 4 Irish Place, Gibraltar
(France)                          Crown Resources AG

                       Directors and Officers of Eco Holdings Limited

Name/Title/Citizenship            Principal Occupation              Business Address
----------------------            --------------------              ----------------

Gleb Fetisov, Director (Russia)   Member of the Federation Council  11-6 Pozharskiy per., Moscow
                                                                    119034 Russia

Alla Koudriavtseva, Director      Director of CTF Holdings Limited  Suite 2, 4 Irish Place,
(Russia)                                                            Gibraltar

Franz Wolf, Director (Germany)    Director of CTF Holdings Limited  Suite 2, 4 Irish Place, Gibraltar

                      Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship            Principal Occupation              Business Address
----------------------            --------------------              ----------------

Adrian Collister, Director        Director and Chartered            ESC International - Gibraltar
(United Kingdom)                  Accountant, ESC International     Office, P.O. Box 398, Ground
                                                                    Floor, Neptune House, Marina
                                                                    Bay, Gibraltar

Alla Koudriavtseva, Director      Director of CTF Holdings Limited  Suite 2, 4 Irish Place,
(Russia)                                                            Gibraltar

Franz Wolf, Director (Germany)    Director of CTF Holdings Limited  Suite 2, 4 Irish Place, Gibraltar

                       Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship            Principal Occupation              Business Address
----------------------            --------------------              ----------------

Christian Rosenov, Director       Financial Adviser                 Claridenstrasse 25 CH-8002,
(Switzerland)                                                       Zurich, Switzerland

Dr. Norbert Seeger, Director,     Attorney, Arcomm TrustCo.         Am Schragen Weg 14, P.O. Box
(Liechtenstein)                                                     1618 FL-9490, Vaduz,
                                                                    Liechtenstein

Dr. Christian Zangerle,           Attorney, Office of Dr. Norbert   Am Schragen Weg 14, P.O. Box
Director, (Austria)               Seeger                            1618 FL-9490, Vaduz,
                                                                    Liechtenstein

                  Directors of the Supervisory Board of Alfa Group Consortium

Name/Title/Citizenship            Principal Occupation              Business Address
----------------------            --------------------              ----------------

Pyotr Aven, Director (Russia)     President of OJSC Alfa Bank       11 Mashy Poryvaevoy Street,
                                                                    107078 Moscow, Russia

Alexandr Fain, Director (Russia)  Chief Executive Officer of LLC    21 Novy Arbat Street, 121019
                                  Alfa Eco                          Moscow, Russia

Gleb Fetisov, Director (Russia)   Member of the Federation Council  11-6 Pozharskiy per., Moscow
                                                                    119034 Russia

Mikhail Fridman, Director         Chairman of the Board of          9 Mashy Poryvayevoy Street,
(Russia)                          Directors of OJSC Alfa Bank       107078 Moscow, Russia

Mikhail Gamzin, Director          CEO, United Food Company          3/rd/ Golutvinskiy Pereulok, 10
(Russia)                                                            Built 6, 109180 Moscow Russia

German Khan, Director (Russia)    Member of the Board of            18/2, Schipok Street, 113097
                                  Directors of OJSC Tyumen Oil      Moscow, Russia
                                  Company

Vladimir Bernstein                Director of Strategic and         3 Smolenskaya Square, Floor 9
                                  Investment Planning, Alfa Group   Moscow 121099 Russia

Alexander Kosyanenko, Director    Chief Executive Officer of JSC    141817 Moscow region, district
(Russia)                          Perekriostok                      of Mytischy, Paveltsevo village,
                                                                    Russia

Alexei Kuzmichev, Director        Chairman of the Executive Board   21 Novy Arbat St., 121019,
(Russia)                          of Directors of Crown Resources   Moscow, Russia
                                  AG

Nigel John Robinson, Director     Director of Corporate             3 Smolenskaya Square, Floor 9
(United Kingdom)                  Development, Finance and          121099 Moscow, Russia
                                  Control for Alfa Group

Leonard Vid, Director (Russia)    Chairman of the Executive Board   11 Mashy Poryvayevoy Street,
                                  of Directors of OJSC Alfa Bank    107078 Moscow, Russia

                  Directors of the Supervisory Board of Eco Holdings Limited

Name/Title/Citizenship            Principal Occupation              Business Address
----------------------            --------------------              ----------------

Gleb Fetisov, Director (Russia)   Member of the Federation Council  11-6 Pozharskiy per., Moscow
                                                                    119034 Russia

Mikhail Fridman, Director         Chairman of the Board of          9 Mashy Poryvayevoy Street,
(Russia)                          Directors of OJSC Alfa Bank       107078 Moscow, Russia

German Khan, Director (Russia)    Member of the Board of            18/2, Schipok Street, 113097
                                  Directors of OJSC Tyumen Oil      Moscow, Russia
                                  Company

Alexey Kuzmichev, Director        Chairman of the Board of          21 Novy Arbat Street, 121019
(Russia)                          Directors of Crown Resources AG   Moscow, Russia

Nigel Robinson, Director          Director of Corporate             3 Smolenskaya Square, Floor 9
(United Kingdom)                  Development, Finance and          121099 Moscow, Russia
                                  Control for Alfa Group

Elliot Spitz, Director (U.S.A.)   CEO, Crown Resources AG           14 Green Lane London NW4 2NN UK

                                 EXHIBIT INDEX


Exhibit 24.1 A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation, incorporated by reference to Exhibit 24 to Amendment No. 2 to the Statement on Schedule 13D filed by Eco Telecom Limited, inter alios, with the Securities and Exchange Commission on February 11, 2002.

Exhibit 24.2 A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Eco Telecom Limited.

Exhibit 24.3 A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Eco Holdings Limited.

Exhibit 99.1 A conformed copy of Amendment No. 1 to the Registration Rights Agreement, dated as of May 15, 2002, by and among Open Joint Stock Company "Vimpel-Communications", Eco Telecom Limited, Telenor East Invest AS and Open Joint Stock Company "VimpelCom-Region".

Exhibit 99.2 A conformed copy of Amendment No. 1 to the Shareholders Agreement, dated as of May 15, 2002, by and among Open Joint Stock Company "Vimpel-Communications", Eco Telecom Limited, Telenor East Invest AS and Open Joint Stock Company "VimpelCom-Region".

Exhibit 99.3 A conformed copy of Amendment No. 1 to the Primary Agreement, dated as of May 15, 2002, by and among Open Joint Stock Company "Vimpel-Communications", Eco Telecom Limited, Telenor East Invest AS and Open Joint Stock Company
                  "VimpelCom-Region".

Exhibit 99.4 A conformed copy of the Pledge Agreement dated May 13 2002, by and among Eco Telecom Limited, Central Asian Capital Corporation N.V. and Limited Liability Company IC East Capital.